UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            NoFire Technologies, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.20 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   654865 10 4
-------------------------------------------------------------------------------
                                 (CUSIP Number)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                 Andrew H. Tisch
                               667 Madison Avenue
                               New York, NY 10021
                                 (212) 521-5130
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 26, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of this statement, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 654865 10 4                                         Page 2 of 37 Pages
---------------------                                         ------------------

-------- -----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         NF Partners, LLC
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  |_|

                                                                  (b)  |_|
-------- -----------------------------------------------------------------------
   3
         SEC USE ONLY
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         WC
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                |_|
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------
------------------ ------- -----------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                9,427,426
                   ------- -----------------------------------------------------
                   ------- -----------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- -----------------------------------------------------
                   ------- -----------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           9,427,426
                   ------- -----------------------------------------------------
                   ------- -----------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- -----------------------------------------------------
-------- -----------------------------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,427,426
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                |_|
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         45.0%
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         OO
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------                                       -------------------
CUSIP No. 654865 10 4                                         Page 3 of 37 Pages
----------------------                                       -------------------

-------- ----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Andrew H. Tisch
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  |_|

                                                              (b)  |_|
-------- ----------------------------------------------------------------------
   3
         SEC USE ONLY
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         PF
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- -----------------------------------------------------------------------
------------------ ------- -----------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                285,000
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           285,000
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- ----------------------------------------------------
-------- ----------------------------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         285,000
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                 |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.2%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         IN
-------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------                                       -------------------
CUSIP No. 654865 10 4                                         Page 4 of 37 Pages
----------------------                                       -------------------

-------- ----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         JMC Investments LLC
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  |_|

                                                             (b)  |_|
-------- ----------------------------------------------------------------------
   3
         SEC USE ONLY
-------- ----------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         WC
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         Connecticut
-------- ----------------------------------------------------------------------
------------------ ------- ----------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                438,487
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           438,487
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- ----------------------------------------------------
-------- ----------------------------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         438,487
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                 |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.3%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         OO
-------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 654865 10 4                                         Page 5 of 37 Pages
---------------------                                         ------------------

-------- ----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         John Capozzi
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  |_|

                                                              (b)  |_|
-------- ----------------------------------------------------------------------
   3
         SEC USE ONLY
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         OO
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- ----------------------------------------------------------------------
------------------ ------- ----------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                175,000
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           175,000
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- ----------------------------------------------------
-------- ----------------------------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         175,000
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                 |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.3%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         IN
-------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 654865 10 4                                         Page 6 of 37 Pages
---------------------                                         ------------------

-------- -----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Ravitch Rice & Company LLC
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|

                                                                 (b)  |_|
-------- ----------------------------------------------------------------------
   3
         SEC USE ONLY
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         WC
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
-------- ----------------------------------------------------------------------
------------------ ------- ----------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                219,244
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           219,244
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- ----------------------------------------------------
-------- ----------------------------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         219,244
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                 |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.7%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         OO
-------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 654865 10 4                                         Page 7 of 37 Pages
---------------------                                         ------------------

-------- ----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Barry L. Bloom
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  |_|

                                                               (b)  |_|
-------- ----------------------------------------------------------------------
   3
         SEC USE ONLY
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         PF
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- ----------------------------------------------------------------------
------------------ ------- ----------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                394,640
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           394,640
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- ----------------------------------------------------
-------- ----------------------------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         394,640
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                 |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.9%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         IN
-------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


---------------------                                         ------------------
CUSIP No. 654865 10 4                                         Page 8 of 37 Pages
---------------------                                         ------------------

-------- ----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Robyn Samuels
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  |_|

                                                               (b)  |_|
-------- ----------------------------------------------------------------------
   3
         SEC USE ONLY
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         PF
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- ----------------------------------------------------------------------
------------------ ------- ----------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                87,693
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           87,693
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- ----------------------------------------------------
-------- ----------------------------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         87,693
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                 |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.7%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         IN
-------- ----------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 654865 10 4                                         Page 9 of 37 Pages
---------------------                                         ------------------

-------- ----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Paul A. Downey
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|

                                                                (b)  |_|
-------- ----------------------------------------------------------------------
   3
         SEC USE ONLY
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         PF
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- ----------------------------------------------------------------------
------------------ ------- ----------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                438,487
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           438,487
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- ----------------------------------------------------
-------- ----------------------------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         438,487
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                 |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.3%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         IN
-------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 654865 10 4                                        Page 10 of 37 Pages
---------------------                                        -------------------

-------- ----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Robert N. Downey
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|

                                                                (b)  |_|
-------- ----------------------------------------------------------------------
   3
         SEC USE ONLY
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         PF
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- ----------------------------------------------------------------------
------------------ ------- ----------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                3,069,387
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           3,069,387
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- ----------------------------------------------------
-------- ----------------------------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,069,387
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                 |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.6%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         IN
-------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 654865 10 4                                        Page 11 of 37 Pages
---------------------                                        -------------------

-------- ----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Robert H. Savage
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  |_|

                                                              (b)  |_|
-------- ----------------------------------------------------------------------
   3
         SEC USE ONLY
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         PF
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- ----------------------------------------------------------------------
------------------ ------- ----------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                673,333
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           673,333
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- ----------------------------------------------------
-------- ----------------------------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         673,333
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                 |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.9%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         IN
-------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 654865 10 4                                        Page 12 of 37 Pages
---------------------                                        -------------------

-------- ----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entity Only)



         Thomas M. Steinberg
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|

                                                                 (b)  |_|
-------- ----------------------------------------------------------------------
   3
         SEC USE ONLY
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         PF
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- ----------------------------------------------------------------------
------------------ ------- ----------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                394,640
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           394,640
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           -0-
------------------ ------- ----------------------------------------------------
-------- ----------------------------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         394,640
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                 |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.9%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON*

         IN
-------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  This Statement amends and supplements the Schedule 13D (the "Schedule 13D") of NF Partners, LLC, a Delaware limited liability company, JMC Investments LLC, a Connecticut limited liability company, Ravitch Rice & Company LLC, a New York limited liability company, Barry L. Bloom, Robyn Samuels, Paul
A. Downey, Robert N. Downey, Robert H. Savage, Thomas M. Steinberg, Andrew H. Tisch, and John Capozzi filed with the Securities and Exchange Commission on June 26, 1998, as amended by Amendment No. 1 filed on October 30, 1998, and Amendment No. 2 filed on December 1, 1998, and relates to the acquisition on March 26, 1999, of beneficial ownership of 1,111,112 shares of Common Stock, par value $0.20 per share (the "Common Stock"), of NoFire Technologies, Inc. (the "Issuer") and warrants to purchase 2,777,780 shares of Common Stock. Capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 2.           Identity and Background.

                  (a)

                  This statement is being filed by the following entities and individuals:

          1.   NF Partners, LLC, a Delaware limited liability company ("NFP");

          2.   JMC Investments LLC, a Connecticut limited liability company
     ("JMC");

          3. Ravitch Rice & Company LLC, a New York limited liability company ("RRC");

          4.   Barry L. Bloom ("Bloom");

          5.   Robyn Samuels ("Samuels");

          6.   Paul A. Downey ("Paul Downey");

          7.   Robert N. Downey ("Robert Downey");

          8.   Robert H. Savage ("Savage");and

          9.   Thomas M. Steinberg ("Steinberg").

NFP, JMC, RRC, Bloom, Samuels, Paul Downey, Robert Downey, Savage and Steinberg are referred to herein individually as a "Purchase Agreement Investor" and collectively as the "Purchase Agreement Investors". This statement is also being filed by Andrew H. Tisch ("Andrew H. Tisch") and John Capozzi ("Capozzi"). Andrew H. Tisch, Capozzi and the Purchase Agreement Investors are referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

NFP, Andrew H. Tisch
--------------------

                  The sole members of NFP are Four Partners, a New York general partnership ("FP"), Four-Fourteen Partners, LLC, a Delaware limited liability company ("4-14P") and Three Partners, a New York general partnership ("TP"). The principal business of each of NFP, FP, 4-14P and TP is investments. The address of the principal business and the principal office of NFP is c/o Andrew H. Tisch, 667 Madison Avenue, New York, New York 10021. The address of the principal business and the principal office of each of FP and 4-14P is c/o Thomas J. Tisch, 667 Madison Avenue, New York, New York 10021. The address of the principal business and the principal office of TP is c/o Jonathan M. Tisch, 667 Madison Avenue, New York, New York 10021. TP became a member of NFP prior to execution of the Second Supplemental Purchase Agreement (as defined below) and received a special allocation of NFP's entire interest in the Second Supplemental Purchase Agreement Units (as defined below). TP has not interest in any other securities of TP beneficially owned by NFP as reported herein.

                  The sole partners of FP are Andrew H. Tisch 1991 Trust, for which Andrew H. Tisch is the managing trustee, Daniel R. Tisch 1991 Trust, for which Daniel R. Tisch is the managing trustee, James S. Tisch 1991 Trust, for which James S. Tisch is the managing trustee, and Thomas J. Tisch 1991 Trust, for which Thomas J. Tisch is the managing trustee. Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch are referred to herein as the "Messrs. Tisch".

                  The members of 4-14P are trusts for the benefit of the offspring of the Messrs. Tisch, partnerships the partners of which are such trusts and partnerships the partners of which are such partnerships.
The Messrs. Tisch serve as the trustees of such trusts.

                  The sole partners of TP are Steven E. Tisch 1992 Trust, for which Steven E. Tisch is the Managing Trustee, Jonathan M. Tisch 1992 Trust, for which Jonathan M. Tisch is the managing trustee, and Laurie Tisch Sussman 1992 Trust, for which Laurie Tisch Sussman is the managing trustee.

                  Andrew H. Tisch has been appointed the Manager of NFP. Thomas
J. Tisch has been appointed the Manager of each of FP and 4-14P.

                  On January 19, 1999, the Purchase Agreement Investors other than Savage (the "Supplemental Purchase Agreement Investors") purchased from the Issuer in a private placement an aggregate of 220,000 units, each unit consisting of one share of Common Stock, and five-year warrants (the "Supplemental Purchase Agreement Warrants") to purchase 2.5 shares of Common Stock at an initial exercise price of $ .50 per share, for aggregate consideration of $110,000 pursuant to a Supplemental Common Stock and Five-Year Warrant Purchase Agreement (the "Supplemental Purchase Agreement") dated as of October 26, 1998 by and among the Issuer, the Supplemental Purchase Agreement Investors, Sam Oolie and Samuel Gottfried. The Supplemental Purchase Agreement allowed the Supplemental Purchase Agreement Investors to purchase a total of 960,000 units, each unit consisting of one share of Common Stock and Supplemental Purchase Agreement Warrants to purchase 2.5 shares of Common Stock, for total aggregate consideration of $480,000 (the "Supplemental Purchase Agreement Units").

                  On March 26, 1999, the Issuer, the Purchase Agreement Investors, Sam Oolie and Samuel Gottfried entered into the Second Supplemental Common Stock and Five-Year Warrant Purchase Agreement, dated March 22, 1999 (the "Second Supplemental Purchase Agreement"), allowing the Purchase Agreement Investors to purchase a total of 1,111,112 units, each unit consisting of one share of Common Stock and five-year warrants (the "Second Supplemental Purchase Agreement Warrants") to purchase 2.5 shares of Common Stock, for total aggregate consideration of $800,000 (the "Second Supplemental Purchase Agreement Units"). The Purchase Agreement Investors may, but are not required to purchase investment units if requested by the Company on or before September 22, 1999, or at their option exercised on or before that date.

                  On March 30, 1999, the Purchase Agreement Investors purchased an aggregate of 180,556 Second Supplemental Purchase Agreement Units for total aggregate consideration of $130,000.10. All of the Second Supplemental Purchase Agreement Units acquired by NFP on March 30, 1999, were allocated to TP.

                  The Purchase Agreement Investors are herein reporting beneficial ownership of all of the 1,111,112 Second Supplemental Purchase Agreement Units which they have purchased or may purchase pursuant to the Second Supplemental Purchase Agreement. See Item 6, below.

                  Section 2.1(b) of the Common Stock and Five-Year Warrant Purchase Agreement dated as of June 15, 1998 (the "Purchase Agreement") provided that if, prior to August 31, 1999, the Issuer has entered into binding contracts with nuclear power generating companies or their contractors providing for gross sales of more than $100,000 of the Issuer's fire retardant products during the first year of such contracts to upgrade fire protection of control wiring at nuclear power generating facilities, the Purchase Agreement Investors would purchase an aggregate of $150,000.30 of additional units (the "Second Tranche Units"), each unit consisting of one share of Common Stock and Warrants to purchase 2.5 shares of Common Stock at an initial exercise price of $1.00 per share.

                  Section 2.2 of the Purchase Agreement provided that if for the fiscal year ending August 31, 1999, the Issuer has net sales of $2,000,000 or more and pre-tax earnings of $400,000 or more, the Purchase Agreement Investors would purchase on September 15, 1999 an aggregate of $500,001.30 of additional units ("Second Closing Units"), each Second Closing Unit consisting of one share of Common Stock and Warrants to purchase 2.5 shares of Common Stock at an initial exercise price of $1.00 per share, for a purchase price of $0.90 per Second Closing Unit. If the Issuer fails to meet the net sales and pre-tax earnings thresholds set forth above, the Purchase Agreement Investors may nevertheless, at their option, purchase all or part of their Second Closing Units.

                  The Supplemental Purchase Agreement amended Section 2.1(b) and
Section 2.2 of the Purchase Agreement to provide that the purchase price for the Second Tranche Units and the Second Closing Units will be reduced from $0.90 to $0.75 and the exercise price of each Purchase Agreement Warrant to be issued in the Second Tranche Closing and the Second Closing, if the conditions for such closings are satisfied, will be reduced from $1.00 to $0.75 per share of Common Stock.

                  The Second Supplemental Purchase Agreement amended Section 2.1(b) of the Purchase Agreement to provide that while the Purchase Agreement Investors will have no obligation to purchase investment units at the Second Tranche Closing unless the condition therefor has been met by August 31, 1999, the Purchase Agreement Investors will have the option to purchase up to 200,000 investment units, each unit consisting of one share of Common Stock, and five-year Warrants to purchase 2.5 shares of Common Stock at an initial exercise price of $0.75 per share, for total aggregate consideration of up to $150,000 at any time from August 31, 1999 through August 31, 2000.

                  In addition, the Second Supplemental Purchase Agreement amended Section 2.2 of the Purchase Agreement to provide that the Purchase Agreement Investors will have the right, but not the obligation unless the conditions therefor have been met by August 31, 1999, to purchase up to 666,668 investment units consisting of one share of Common Stock, and five-year Warrants to purchase 2.5 shares of Common Stock at an initial exercise price of $0.75 per share for total aggregate consideration of up to $500,000.25 at any time from September 15, 1999 through September 15, 2000. For purposes of this Schedule 13D, the Second Tranche Units and the Second Closing Units, as modified by the Supplemental Purchase Agreement and the Second Supplemental Purchase Agreement, are referred to as the "New Second Tranche Units" and the "New Second Closing Units", respectively.

                  The Purchase Agreement Investors are herein reporting beneficial ownership of 866,667 New Second Tranche Units and New Second Closing Units which they may purchase pursuant to the amended Purchase Agreement notwithstanding the fact that the New Second Tranche Units and the New Second Closing Units are not presently exercisable by them.

                  By signing this statement, each Reporting Person agrees that this Statement is filed on its, his or her behalf. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership is expressly reported herein.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Set forth below is information regarding the funds used by the Purchase Agreement Investors to purchase the securities reported in Item 5 below.

             Reporting                                                            Aggregate
             Person                    Source of Funds                          Purchase Price
           --------------             -----------------                        ------------------
NFP                                    Working Capital                           $1,160,441.28
JMC                                    Working Capital                             $ 53,974.48
RRC                                    Working Capital                             $ 26,986.54
Bloom                                  Personal Funds                              $ 48,576.52
Samuels                                Personal Funds                              $ 10,794.23
Paul Downey                            Personal Funds                              $ 53,974.48
Robert Downey                          Personal Funds                              $377,817.27
Savage                                 Personal Funds                              $ 78,857.06
Steinberg                              Personal Funds                              $ 48,576.52


                  The foregoing amounts do not include the exercise price of the Purchase Agreement Warrants, the Supplemental Purchase Agreement Warrants, the Second Supplemental Purchase Agreement Warrants, the New Second Tranche Units or the New Second Closing Units. The Purchase Agreement Investors would have to pay the exercise price of such securities to obtain the shares of Common Stock that are issuable upon exercise of such securities and that are included among the shares of Common Stock beneficially owned by the Purchase Agreement Investors.

Item 5.           Interest in Securities of the Issuer.

                  (a) Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each person or entity named in Item 2 above, together with the percentage of outstanding shares of Common Stock which is beneficially owned by each such person or entity. The ownership percentages set forth in the table below are based on 13,105,415 shares of Common Stock having been outstanding subsequent to the transactions effected on March 30, 1999 pursuant to the Second Supplemental Purchase Agreement which number of shares was derived by adding the 220,000 shares of Common Stock issued on January 19, 1999 pursuant to the Supplemental Purchase Agreement and the 180,556 shares of Common Stock issued on March 30, 1999 pursuant to the Second Supplemental Purchase Agreement to the number of shares outstanding last reported by the Issuer (12,704,859 as of January 13, 1999 as reported in the Issuer's Form 10-QSB for the quarter ended November 30,
1998). The percentages of the outstanding shares of Common Stock owned by each of the persons listed below and the percentage of the outstanding shares of Common Stock owned by all of such persons in the aggregate have been calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to reflect ownership of shares of Common Stock issuable upon exercise of outstanding warrants, remaining Second Supplemental Purchase Agreement Units, New Second Tranche Units and New Second Closing Units (including the shares of Common Stock issuable upon exercise of warrants included in such warrants) owned by each such person. As provided in such Rule, shares of Common Stock issuable to any person upon exercise of its, his or her warrants (or issuable to all such persons in the aggregate) are deemed to be outstanding for the purpose of calculating such person's beneficial ownership (or all such persons' aggregate beneficial ownership) but not any other person's beneficial ownership.


                                         Amount and Nature of
                                         Beneficial Ownership
                                         --------------------
                                                                                                              % of Class
       Name of                                           Has Right                                                Out-
 Beneficial Owner              Owned Currently           to Acquire(1)                      Total              standing
-----------------              --------------            -------------                     --------           -----------

NFP                            1,589,542                 7,837,884                        9,427,426              45.0%
FP                                            (2)                      (2)                          (2)                  (2)
4-14P                                         (2)                      (2)                          (2)                  (2)
Andrew H. Tisch                               (2)                      (2)                          (2)                  (2)
 1991 Trust
Daniel R. Tisch                               (2)                      (2)                          (2)                  (2)
 1991 Trust
James S. Tisch                                (2)                      (2)                          (2)                  (2)
 1991 Trust
Thomas J. Tisch                               (2)                      (2)                          (2)                  (2)
 1991 Trust
Andrew H. Tisch                        160,000(2)         125,000(2)(3)                  285,000(2)(3)               2.2%(2)
Daniel R. Tisch                               (2)                      (2)                          (2)                  (2)
James S. Tisch                                (2)                      (2)                          (2)                  (2)
Thomas J. Tisch                               (2)                      (2)                          (2)                  (2)
Steven E. Tisch                               (2)                      (2)                          (2)                  (2)
 1992 Trust
Jonathan M. Tisch                             (2)                      (2)                          (2)                  (2)
 1992 Trust
Laurie Tisch                                  (2)                      (2)                          (2)                  (2)
  Sussman 1992
  Trust
Steven E. Tisch                               (2)                      (2)                          (2)                  (2)
Jonathan M. Tisch                             (2)                      (2)                          (2)                  (2)
Laurie Tisch Sussman                          (2)                      (2)                          (2)                  (2)
JMC                              73,933(1)                 364,554(1)                    438,487(1)                  3.3%(1)
Capozzi                                100,000(4)           75,000(4)                    175,000(4)                  1.3%(4)
RRC                               36,965(1)                182,279(1)                    219,244(1)                  1.7%(1)
Richard Ravitch                               (5)                      (5)                          (5)                  (5)
Donald S. Rice                                (5)                      (5)                          (5)                  (5)
Barry L. Bloom                  66,539(1)                  378,101(1)                    394,640(1)                  2.9%(1)
Robyn Samuels                    14,786(1)                  72,907(1)                     87,693(1)                  0.7%(1)
Paul A. Downey                  73,933(1)                  364,554(1)                    438,487(1)                  3.3%(1)
Robert N. Downey                517,524(1)               2,551,863                   3,069,387(1)                   19.6%(1)
Robert H. Savage                36,111(1)                  192,381(1)                    673,333(1)                  4.9%(1)
Thomas M. Steinberg
                                66,539(1)                  378,101(1)                    394,640(1)                  2.9%(1)
                               -------                   ---------                      --------               -     ----
Total                          2,789,443(1)              12,813,895(1)              15,603,338(1)                   60.2%(1)

(1) Includes shares of Common Stock issuable upon exercise of Purchase Agreement Warrants, Supplemental Purchase Agreement Warrants, Second Supplemental Purchase Agreement Warrants, Second Supplemental Purchase Agreement Units, New Second Tranche Units and New Second Closing Units held by the Purchase Agreement Investors, warrants held by Mr. Tisch reported in note 3 below and Consultant Warrants held by Mr. Capozzi reported in note 4 below.

(2) Does not include shares owned by NFP. None of FP, 4-14P, TP or the Messrs. Tisch or the trustee of the trusts that are partners of TP beneficially owns any shares of Common Stock, except for the shares of Common Stock beneficially owned by Andrew H. Tisch and except to the extent that beneficial ownership of shares of Common Stock beneficially owned by NFP may be attributed to them.

(3) Prior to the transactions effected pursuant to the Purchase Agreement, Mr. Tisch acquired the following warrants: (a) warrants to acquire 50,000 shares of Common Stock at an exercise price of $2.00 per share, which warrants expire on November 13, 2001, (b) warrants to acquire 50,000 shares of Common Stock at an exercise price of $2.00 per share, which warrants expire on September 22, 2002 and (c) warrants to acquire 25,000 shares of Common Stock at an exercise price of $3.00 per share, which warrants expire on September 22, 2002.

(4) Shares in the "Owned Currently" column are owned by Mr. Capozzi's wife. Shares in the "Has Right to Acquire" column are shares of Common Stock issuable upon exercise of the Consultant Warrants. Mr. Capozzi's rights to receive the Consultant Warrants vest at the rate of 1,250 Consultant Warrants monthly for so long as Mr. Capozzi continues to perform consulting services for the Issuer over a five-year period commencing on the date of the First Closing. Does not include shares owned by JMC.

(5) Does not include shares owned by RRC. Neither Mr. Ravitch nor Mr. Rice beneficially owns any shares of Common Stock, except to the extent that beneficial ownership of shares of Common Stock beneficially owned by RRC may be attributed to them.

                  (b) Set forth in the table below is information with respect to the number of shares of Common Stock beneficially owned as of the date hereof by each person or entity named in Item 2 above, indicating, with respect to such shares of Common Stock, whether each such person has the sole power to vote or direct the vote or shared power to vote or direct the vote and sole power to dispose or direct the disposition or shared power to dispose or direct the disposition.


                                                                                 Power to Dispose or
     Name of Beneficial                    Power to Vote or Direct                    Direct the
           Owner                               the Vote                               Disposition
           -----                               --------                               ------------
                                        Sole                Shared                 Sole              Shared
                                        ----                ------                 ----              ------

NFP                                   9,427,426                   0             9,427,426                   0
FP                                              (1)                  (1)                   (1)             (1)
4-14P                                           (1)                  (1)                   (1)             (1)
Andrew H. Tisch                                 (1)                  (1)                   (1)             (1)
 1991 Trust
Daniel R. Tisch                                 (1)                  (1)                   (1)             (1)
 1991 Trust
James S. Tisch                                  (1)                  (1)                   (1)             (1)
 1991 Trust
Thomas J. Tisch                                 (1)                  (1)                   (1)             (1)
 1991 Trust
Andrew H. Tisch                          285,000(1)                  (1)            285,000(1)             (1)
Daniel R. Tisch                                 (1)                  (1)                   (1)             (1)
James S. Tisch                                  (1)                  (1)                   (1)             (1)
Thomas J. Tisch                                 (1)                  (1)                   (1)             (1)
Steven E. Tisch                                 (1)                  (1)                   (1)             (1)
 1992 Trust
Jonathan M. Tisch                               (1)                  (1)                   (1)             (1)
 1992 Trust
Laurie Tisch Sussman 1992                       (1)                  (1)                   (1)             (1)
Trust
Steven E. Tisch                                 (1)                  (1)                   (1)             (1)
Jonathan M. Tisch                               (1)                  (1)                   (1)             (1)
Laurie Tisch Sussman                            (1)                  (1)                   (1)             (1)
JMC                                  438,487                           0        438,487                      0
RRC                                  219,244                           0        219,244                      0
Capozzi                              175,000(2)                      (2)        175,000(2)                 (2)
Richard Ravitch                                 (3)                  (3)                   (3)             (3)
Donald S. Rice                                  (3)                  (3)                   (3)             (3)
Barry L. Bloom                       394,640                           0        394,640                      0
Robyn Samuels                         87,693                           0         87,693                      0
Paul A. Downey                       438,487                           0        438,487                      0
Robert N. Downey                  3,069,387                            0      3,069,387                        0
Robert H. Savage                    673,333                            0        673,333                        0
Thomas M. Steinberg
                                    394,640                            0      394,640                        0


(1) By virtue of their status as managing trustees of the trusts which are the general partners of FP and which are (i) members of 4-14P or (ii) partners of partnerships which are members of 4-14P or (iii) partners of partnerships which are partners of partnerships which are members of 4-14P, the Messrs. Tisch may be deemed to have indirectly shared power to vote or direct the vote and dispose or direct the disposition of the shares of Common Stock owned by NFP. By virtue of their status as managing trustees of the trusts which are the general partners of TP, such trustees may be deemed to have indirectly shared power to vote or direct the vote and dispose or direct the disposition of the shares of Common Stock owned by NFP.

(2) By virtue of his status as manager and a member of JMC, Mr. Capozzi may be deemed to have indirectly power to vote or direct the vote and dispose or direct the disposition of the shares of Common Stock owned by JMC.

(3) By virtue of their status as members of RRC, Mr. Ravitch and Mr. Rice may be deemed to have indirectly shared power to vote or direct the vote and dispose or direct the disposition of the shares of Common Stock owned by NFP.

                  (c) The only transactions in the Common Stock effected by the Reporting Persons during the sixty days preceding the date hereof were (i) the acquisition by the Supplemental Purchase Agreement Investors on January 19, 1999 from the Issuer in a private placement pursuant to the Supplemental Purchase Agreement of 220,000 Supplemental Purchase Agreement Warrants and (ii) the acquisition by the Purchase Agreement Investors on March 30, 1999 from the Issuer in a private placement pursuant to the Second Supplemental Purchase Agreement of 180,556 Second Supplemental Purchase Agreement Warrants, which are summarized below. None of the other persons or entities named in Item 2 above effected any other transactions in the Common Stock during the 60 days preceding the date hereof.

                      January 19, 1999 Acquisition

                                                   Units
                                                   -----
   Name
Reporting Person                           Number          Price/Unit
----------------                          -------          ----------

NFP                                       143,333             $0.50
JMC                                         6,667             $0.50
RRC                                         3,333             $0.50
Barry L. Bloom                              6,000             $0.50
Robyn Samuels                               1,333             $0.50
Paul A. Downey                              6,667             $0.50
Robert N. Downey                           46,667             $0.50
Robert H. Savage                                0
Thomas M. Steinberg
                                            6,000             $0.50
                                         --------
                                          220,000


                             March 30, 1999 Acquisition

                                                   Units
                                                   -----
   Name of
 Reporting Person                         Number           Price/Unit
-----------------                         -----            ----------
NFP                                       110,913             $0.72
JMC                                         5,159             $0.72
RRC                                         2,579             $0.72
Barry L. Bloom                              4,643             $0.72
Robyn Samuels                               1,037             $0.72
Paul A. Downey                              5,159             $0.72
Robert N. Downey                           36,111             $0.72
Robert H. Savage                           10,317
Thomas M. Steinberg
                                            4,643             $0.72
                                         --------
                                          180,556


                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the persons and entities named in Item 2 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The Purchase Agreement Investors purchased shares of Common Stock and Purchase Agreement Warrants from the Issuer in a private placement on June 16, 1998 (the "First Closing") pursuant to the Purchase Agreement. The summary set forth below of certain provisions of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

                  The Purchase Agreement provides that if, prior to August 31, 1999, the Issuer has entered into binding contracts with nuclear power generating companies or their contractors providing for gross sales of more than $100,000 of the Issuer's fire retardant products during the first year of such contracts to upgrade fire protection of control wiring at nuclear power generating facilities, the Purchase Agreement Investors will purchase an aggregate of $150,000.30 of Second Tranche Units, each unit consisting of one share of Common Stock and Purchase Agreement Warrants to purchase 2.5 shares of Common Stock at an initial exercise price of $0.90 per share (reduced to $0.75 per share pursuant to the Supplemental Purchase Agreement, see below), at a tranche 2 closing (the "Second Tranche Closing") for a purchase price of $1.00 per unit (reduced to $0.75 per share pursuant to the Supplemental Purchase Agreement, see below). The Second Supplemental Purchase Agreement amended the Purchase Agreement to give the Purchase Agreement Investors the option to purchase the Second Tranche Units exercisable at any time from August 31, 1999 through August 31, 2000 (see below). Set forth below is information concerning the number of shares of Common Stock that each Purchase Agreement Investor would acquire at a Second Tranche Closing if the Issuer enters into such contracts or the Purchase Agreement Investors would acquire if they exercise in full their option to purchase the Second Tranche Units. The information set forth below reflects the amendments to the Second Tranche Closing per unit purchase price effected by the Supplemental Purchase Agreement.


Name of
Reporting                        Shares of          Shares Underlying                         Purchase
 Person                         Common Stock           Warrants             Total             Price(1)
 ------                         ------------           --------             -----             --------

NFP                                122,857              307,143            430,000           $92,142.90
JMC                                  5,714               14,286             20,000            $4,285.80
RRC                                  2,857                7,143             10,000            $2,142.90
Bloom                                5,143               12,858             18,001            $3,857.40
Samuels                              1,142                2,856              3,998              $856.80
Paul Downey                          5,714               14,286             20,000            $4,285.80
Robert Downey                       40,000               99,999            139,999           $29,999.70
Savage                              11,429               28,572             40,001            $8,571.60
Steinberg                            5,143               12,858             18,001            $3,857.40
                                   -------            ---------            -------           ----------
Total                              200,000              500,001            700,001          $150,000.30


(1) Does not include the exercise price of the Purchase Agreement Warrants reflected in the above table. The Reporting Persons would have to pay the Purchase Agreement Warrant exercise price to obtain the shares of Common Stock shown in the "Shares Underlying Warrants" column. The initial exercise price of the Purchase Agreement Warrants that would be issued at the Second Tranche Closing is $0.75 per share of Common Stock.

                  The Purchase Agreement provides that if for the fiscal year ending August 31, 1999, the Issuer has net sales of $2,000,000 or more and pre-tax earnings of $400,000 or more, the Purchase Agreement Investors will purchase an aggregate of $500,001.30 of Second Closing Units, each unit consisting of one share of Common Stock and Purchase Agreement Warrants to purchase 2.5 shares of Common Stock at an initial exercise price of $1.00 per share (reduced to $0.75 per share pursuant to the Supplemental Purchase Agreement, see below), at a second closing (the "Second Closing") on September 15, 1999 for a purchase price of $0.90 per unit (reduced to $0.75 per share pursuant to the Supplemental Purchase Agreement, see below). If the Issuer fails to meet the net sales and pre-tax earnings thresholds set forth above, the Purchase Agreement Investors may nevertheless, at their option, purchase such additional number of units. The exercise date for such option was extended to September 15, 2000 pursuant to the Second Supplemental Purchase Agreement (see below). Set forth below is information concerning the number of shares of Common Stock that each Purchase Agreement Investor would acquire if the Issuer meets such net sales and pre-tax earnings thresholds or, if such thresholds are not met, the Purchase Agreement Investors exercise their option in full. The information set forth below reflects the amendments to the Second Tranche Closing per unit purchase price effected by the Supplemental Purchase Agreement.

 Name of                      Shares of              Shares
Reporting                      Common               Underlying                                Purchase
 Person                        Stock                 Warrants             Total               Price (1)
---------                      -----                ---------            ------               ---------
NFP                            409,524             1,023,810            1,433,334            $307,143.00
JMC                             19,048                47,619               66,667             $14,285.70
RRC                              9,524                23,811               33,335              $7,143.30
Bloom                           17,143                42,858               60,001             $12,857.40
Samuels                          3,810                 9,525               13,335              $2,857.50
Paul Downey
                                19,048                47,619               66,667             $14,285.70
Robert Downey
                               133,333               333,333              466,666             $99,999.90
Savage                          38,095                95,238              133,333             $28,571.40
Steinberg                       17,143                42,858               60,001             $12,857.40
                               -------             ---------            ---------            -----------
Total                          666,668             1,666,671            2,333,339            $500,001.30


  (1) Does not include the exercise price of the Purchase Agreement Warrants reflected in the above table. The Purchase Agreement Investors would have to pay the Purchase Agreement Warrant exercise price to obtain the shares of Common Stock shown in the "Shares Underlying Warrants" column. The initial exercise price of the Purchase Agreement Warrants that would be issued at the Second Closing is $0.75 per share of Common Stock.

                  The Issuer, the Purchase Agreement Investors, Sam Oolie and Samuel Gottfried entered into the Second Supplemental Purchase Agreement, allowing the Purchase Agreement Investors to purchase a total of 1,111,112 Second Supplemental Purchase Agreement Units, each unit consisting of one share of Common Stock and Second Supplemental Purchase Agreement Warrants to purchase
2.5 shares of Common Stock. The Purchase Agreement Investors may, but are not required to purchase units if requested by the Company on or before September 22, 1999 or at their option exercised on or before that date.

                  In order to obtain any financing under the Second Supplemental Purchase Agreement, the Issuer must on or before September 22, 1999 give the Chief Financial Officer of the Tisch Family Interests, as agent for the Second Supplemental Purchase Agreement Investors (the "Agent"), at least ten (10) days written notice of its desire to obtain such financing setting forth in detail each proposed expenditure required (the "Proposed Expenditure"), the purpose therefor, the payee or payees and any other pertinent information. The Agent must either accept or decline the Issuer's request to finance the Proposed Expenditure by replying in writing within ten (10) days of receipt of the Issuer's notice. Each purchase and sale shall be consummated at a closing on the date set forth in the notice requesting the Proposed Expenditure. The aggregate purchase price paid by the Agent on behalf of the Purchase Agreement Investors shall be an amount up to the total amount requested, and the total number of units issued and sold to the Purchase Agreement Investors shall be equal to the aggregate purchase price divided by the $0.72 investment unit purchase price, allocated to each Purchase Agreement Investor pro rata according to percentages set forth in Schedule 1 of the Second Supplemental Purchase Agreement. The Agent may at any time upon ten days written notice to the Company on or before September 22, 1999 elect to purchase the balance of investment units not purchased prior to the date of such notice.

                  Set forth below is information concerning the number of shares of Common Stock that each Purchase Agreement Investor would acquire if the Purchase Agreement Investors purchase all of the Second Supplemental Purchase Agreement Units.

     Shares of             Shares of             Shares
     Reporting              Common              Underlying                                   Purchase
      Person                 Stock               Warrants               Total                Price (1)
      ------                 -----               --------               -----                ---------
NFP                          682,540              1,706,350            2,388,890            $491,428.80
JMC                           31,746                 79,365              111,111             $22,857.12
RRC                           15,873                 39,683               55,556             $11,428.56
Bloom                         28,572                 71,430              100,002             $20,571.84
Samuels                        6,349                 15,872               22,221              $4,571.28
Paul Downey
                              31,746                 79,365              111,111             $22,857.12
Robert Downey
                             222,222                555,555              777,777            $159,999.84
Savage                        63,492                158,730              222,222             $45,714.24
Steinberg                     28,572                 71,430              100,002             $20,571.84
Total                      1,111,112              2,777,780            3,888,892            $800,000.64


(1) Does not include the exercise price of the Second Supplemental Purchase Agreement Warrants reflected in the above table. The Purchase Agreement Investors would have to pay the Second Supplemental Purchase Agreement Warrant exercise price to obtain the shares of Common Stock shown in the "Shares Underlying Warrants" column. The initial exercise price of the Second Supplemental Purchase Agreement Warrants is $0.72 per share of Common Stock.

Item 7.           Material to be filed as Exhibits.
                  --------------------------------
Exhibit 1.           Agreement regarding the joint filing of this Statement.

Exhibit 2. Common Stock and Five-Year Warrant Purchase Agreement dated as of June 15, 1998 between the Issuer, the Purchase Agreement Investors and Sam Oolie and Samuel Gottfried. Incorporated herein by reference to Exhibit 2 to the
                     Schedule 13D.

Exhibit 3. Form of Warrant. (Attached to the Purchase Agreement as Exhibit A.) Incorporated herein by reference to Exhibit 3 to the Schedule 13D.

Exhibit 4.             Registration Rights Agreement dated as of June 15, 1998
                     between the Issuer and the Purchase Agreement Investors. (Attached to the Purchase Agreement as Exhibit D.) Incorporated herein by reference to Exhibit 4 to the
                     Schedule 13D.

Exhibit 5. Supplemental Common Stock and Five-Year Warrant Purchase Agreement dated as of October 26, 1998 between the Issuer, the Supplemental Purchase Agreement Investors and Sam Oolie and Samuel Gottfried. Incorporated herein by reference to
                     Exhibit 5 to Amendment No. 1 to the Schedule 13D.

Exhibit 6. Second Supplemental Common Stock and Five-Year Warrant Purchase Agreement dated as of March 22, 1999 between the Issuer, the Purchase Agreement Investors, Sam Oolie and Samuel Gottfried.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

April 12, 1999


                                NF PARTNERS, LLC

                                By     /s/ Andrew H. Tisch
                                   -------------------------------------
                                       Andrew H. Tisch, Manager


                                JMC INVESTMENTS LLC


                                By     /s/ John Capozzi
                                   ----------------------------------------
                                      John Capozzi, Manager


                                RAVITCH RICE & COMPANY LLC


                                By     /s/ Donald S. Rice
                                   -------------------------------------
                                      Donald S. Rice, Managing Director


                                By     /s/ Barry L. Bloom
                                   -------------------------------------
                                       Barry L. Bloom


                                By     /s/ Robyn Samuels
                                   -------------------------------------
                                       Robyn Samuels


                                By     /s/ Paul A. Downey
                                   -------------------------------------
                                       Paul A. Downey

                                By     /s/ Robert N. Downey
                                   -------------------------------------
                                       Robert N. Downey


                                By     /s/ Robert H. Savage
                                   -------------------------------------
                                       Robert H. Savage


                                By     /s/ Thomas M. Steinberg
                                   -------------------------------------
                                       Thomas M. Steinberg


                                By     /s/ Andrew H. Tisch
                                   -------------------------------------
                                       Andrew H. Tisch


                                By     /s/ John Capozzi
                                   -------------------------------------
                                       John Capozzi

                                  EXHIBIT INDEX


Exhibit 1.           Agreement regarding the joint filing of this Statement.

Exhibit 2. Common Stock and Five-Year Warrant Purchase Agreement dated as of June 15, 1998 between the Issuer, the Purchase Agreement Investors and Sam Oolie and Samuel Gottfried. Incorporated herein by reference to Exhibit 2 to the
                     Schedule 13D.

Exhibit 3. Form of Warrant. (Attached to the Purchase Agreement as Exhibit A.) Incorporated herein by reference to Exhibit 3 to the Schedule 13D.

Exhibit 4. Registration Rights Agreement dated as of June 15, 1998 between the Issuer and the Purchase Agreement Investors. (Attached to the Purchase Agreement as Exhibit D.) Incorporated herein by reference to Exhibit 4 to the
                     Schedule 13D.

Exhibit 5. Supplemental Common Stock and Five-Year Warrant Purchase Agreement dated as of October 26, 1998 between the Issuer, the Supplemental Purchase Agreement Investors and Sam Oolie and Samuel Gottfried. Incorporated herein by reference to
                     Exhibit 5 to Amendment No. 1 to the Schedule 13D.

Exhibit 6. Second Supplemental Common Stock and Five-Year Warrant Purchase Agreement dated as of March 22, 1999 between the Issuer, the Purchase Agreement Investors, Sam Oolie and Samuel Gottfried.

                                    EXHIBIT 1

                                    AGREEMENT

                   In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that Amendment No. 3, dated April 12, 1999, to the Schedule 13D relating to the Common Stock, par value $0.20 per share, of NoFire Technologies, Inc., as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

Dated:         April 12, 1999


                           NF PARTNERS, LLC


                           By      /s/ Andrew H. Tisch
                              -------------------------------------
                                   Andrew H. Tisch, Manager


                           JMC INVESTMENTS LLC


                           By     /s/ John Capozzi
                              -------------------------------------
                                  John Capozzi, Manager


                           RAVITCH RICE & COMPANY LLC


                           By      /s/ Donald S. Rice
                               -------------------------------------
                                 Donald S. Rice, Managing Director


                           By      /s/ Barry L. Bloom
                              -------------------------------------
                                   Barry L. Bloom


                           By      /s/ Robyn Samuels
                              -------------------------------------
                                   Robyn Samuels


                           By      /s/ Paul A. Downey
                              -------------------------------------
                                   Paul A. Downey


                           By      /s/ Robert N. Downey
                              -------------------------------------
                                   Robert N. Downey


                           By      /s/ Robert H. Savage
                              -------------------------------------
                                   Robert H. Savage


                           By      /s/ Thomas M. Steinberg
                              -------------------------------------
                                   Thomas M. Steinberg


                           By      /s/ Andrew H. Tisch
                              -------------------------------------
                                   Andrew H. Tisch


                           By      /s/ John Capozzi
                              -------------------------------------
                                   John Capozzi